Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Progress in U.S. Patent Infringement Disputes

Hong Kong, April 19, 2021 - UCLOUDLINK GROUP INC. (“uCloudlink” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced the latest developments in its patent infringement disputes with SIMO Holdings Inc. (“SIMO”) in the United States.

In 2018, SIMO sued Hong Kong uCloudlink Network Technology Limited and uCloudlink (America), Limited (collectively “uCloudlink Entities”) for infringing its U.S. Patent No. 9,736,689.  The United States District Court for the Southern District of New York (“SDNY”) found for SIMO and ordered uCloudlink Entities to pay damages amounting to US$ 8,230,654. In addition, SDNY issued a permanent injunction, enjoining uCloudlink Entities from selling certain models of Wi-Fi hotspot devices in the United States. (the “Injunction”).

Believing the trial judge erred in the construction of SIMO’s patent claims, uCloudlink Entities appealed the SDNY decision to the U.S. Court of Appeals for the Federal Circuit (the “Federal Circuit”). Pending decisions of the Federal Circuit, uCloudlink Entities had placed an amount equal to the damages ordered by SDNY in escrow.

On January 5, 2021, the Federal Circuit reversed the SDNY decision and held that “uCloudlink Entities are entitled to summary judgment of noninfringement.” Subsequently, SIMO filed a petition for panel rehearing and rehearing en banc on February 4, 2021, which was denied by the Federal Circuit on March 11, 2021. On March 29, 2021, the escrowed funds were fully refunded to uCloudlink Entities.

On April 8, 2021, SDNY issued an order lifting the Injunction against the products of uCloudlink Entities. As a result, uCloudlink’s manufacturing and selling of Wi-Fi hotspot devices in the United States will no longer be restricted and affected.  Accordingly, uCloudlink Entities can provide more flexible solutions which will facilitate enhancing user experience with our products and services.

About UCLOUDLINK GROUP INC.

uCloudlink is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

For more information, please visit: https://ir.ucloudlink.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. uCloudlink may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about uCloudlink’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uCloudlink’s strategies; uCloudlink’s future business development, financial condition and results of operations; uCloudlink’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in uCloudlink’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to uCloudlink’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and uCloudlink undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

UCLOUDLINK GROUP INC.

Bob Shen

Tel: +852-2180-6111

E-mail: ir@ucloudlink.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: UCL@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: UCL@tpg-ir.com

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